02033068

0-30622

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: JANUARY 2002

RECEIVED
MAY - 9 2002
154

SEC Registration Number 0-30622

ANOORAQ RESOURCES CORPORATION
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

PROCESSED
P MAY 15 2002
THOMSON
FINANCIAL

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. Financial statements for the period ended January 31, 2002 with schedules

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION

S Main

SHIRLEY MAIN

May 7, 2002

ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
FOR THREE MONTHS ENDED JANUARY 31, 2002 AND 2001
(Stated in Canadian dollars)

ANOORAQ RESOURCES CORPORATION

Consolidated Balance Sheets

(Stated in Canadian dollars)

		January 31, 2002		October 31, 2001
Assets				
Current assets				
Cash and equivalents	$	1,734,096	$	2,107,921
Amounts receivable (note 3)		503,016		408,574
		2,237,112		2,516,495
Amounts receivable (note 3(f))		116,000		116,000
Equipment (note 4)		41,805		55,826
Mineral property interests (note 5)		4,200,001		4,200,001
	$	6,594,918	$	6,888,322
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities (note 7)	$	168,764	$	230,305
Shareholders' equity				
Share capital (note 6)		16,708,903		16,708,903
Deficit		(10,282,749)		(10,050,886)
		6,426,154		6,658,017
Continuing operations (note 1)				
Subsequent events (note 6(a))				
	$	6,594,918	$	6,888,322

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

Robert G. Hunter
Director

Jeffrey R. Mason
Director

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit

(Stated in Canadian dollars)

		Three months ended January 31, 2002		2001
Revenue				
Interest	$	7,941	$	15,705
Expenses				
Conference and travel		8,822		10,130
Depreciation		364		336
Exploration (statement)		87,484		185,096
Legal, accounting and audit		6,174		23,224
Office and administration		57,466		15,975
Salaries and benefits		69,201		60,218
Shareholder communications		7,251		5,735
Trust and filing		3,042		2,631
		239,804		303,345
Loss for the period	$	(231,863)	$	(287,640)
Loss per share	$	(0.01)	$	(0.02)
Weighted average number of shares outstanding		27,384,880		14,184,848

Consolidation Statements of Deficit

(Stated in Canadian dollars)

		Three months ended January 31, 2002		2001
Deficit, beginning of period	$	(10,050,886)	$	(8,213,014)
Loss for the period		(231,863)		(287,640)
Deficit, end of the period	$	(10,282,749)	$	(8,500,654)

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Cash Flows

(Stated in Canadian dollars)

	Three months ended January 31, 2002	2001
Cash provided by (used for)		
Operations		
Loss for the period	$ (231,863)	$ (287,640)
Items not involving cash		
Depreciation	364	336
Depreciation expenses included in exploration costs	13,657	-
Changes in non-cash operating working capital		
Amounts receivable	(94,442)	(29,165)
Accounts payable and accrued liabilities	(61,541)	133,589
	(373,825)	(182,880)
Financing		
Issuance of common shares for cash, net of issue costs	-	6,020
Decrease in cash and equivalents	(373,825)	(176,860)
Cash and equivalents, beginning of period	2,107,921	362,275
Cash and equivalents, end of period	$ 1,734,096	$ 185,415

See accompanying notes to consolidated financial statements.

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Exploration Expenses

(Stated in Canadian dollars)

	Three months ended January 31, 2002	2001
Exploration expenses		
Assays and analysis	$ -	$ 9,791
Cost recovery on joint venture (note 5 (a))	(30,857)	-
Engineering	7,651	7,806
Environmental, socioeconomic and land fees	4,721	20,353
Exploration advances	-	(39,505)
Geological	49,573	86,493
Graphics	2,229	47,005
Property fees and assessments	11,032	7,940
Site activities	32,760	14,464
Transportation	10,375	30,749
Incurred during the period	87,484	185,096
Cumulative expenditure, beginning of period	5,041,201	3,596,618
Cumulative expenditures, end of period	$ 5,128,685	$ 3,781,714

See accompanying notes to consolidated financial statements.

1. Continuing operations

The Company is incorporated in the Province of British Columbia, and its principal business activity is the exploration of mineral properties. The Company has pursued mineral property interests in Canada and Mexico and is now focusing its attention on the Platreef Project, located on the Bushveld Complex in South Africa. (see note 5a).

At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to address any environmental, regulatory or other issues in order to successfully develop the property.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

2. Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

The consolidated financial statements include the accounts of the Company's wholly-owned Mexican and Cayman Islands subsidiaries, and Plateau Resources (Pty) Ltd. located in South Africa.

(a) Mineral property interests

Mineral property acquisition costs are expensed unless they represent payments made to directly obtain unrestricted exploration rights, in which case they are deferred until the property to which they relate is placed into production sold, allowed to lapse or abandoned. Such costs include the cash consideration and the fair market value of common shares, based on the current trading price of the shares, issued in connection with the acquisition of mineral property interests.

Exploration costs, option and assignment agreement payments and administrative expenditures are expensed in the year incurred.

(b) Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

2. **Basis of presentation** (continued)

(c) Translation of foreign currencies

The Company's Canadian, Mexican, Cayman and South African operations are considered to be integrated for purposes of foreign currency translation. Amounts stated in Mexican pesos, South African Rand and U.S. dollars are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary items, revenue and expenses at the rate in effect on the date of the transaction. The net effect of the foreign currency translation is included in the statement of operations and deficit.

(d) Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short-term natures.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for the depreciation of equipment. Actual results could differ from these estimates.

(f) Loss per share

The loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is not presented as the effect on basic loss per share is anti-dilutive.

(g) Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the Canadian Venture Exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital.

No cost is recorded when share purchase warrants or options are issued for services rendered or other consideration.

(Stated in Canadian dollars)

2. **Basis of presentation** (continued)

(h) Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(i) Comparative figures

Certain of the prior period's comparative figures have been restated to conform with the presentation adopted for the current period.

3. **Amounts receivable**

Amounts receivable are comprised of the following:

	January 31, 2002	October 31, 2001
(a) Employee expense advances	$ 20,531	$ 20,531
(b) Prepaid and other	48,927	30,512
(c) Farallon Resources Ltd. (note 7)	52,439	52,439
(d) Hunter Dickinson Inc. (note 7)	141,325	54,716
(e) Mainland Exploration Limited Partnership (note 7)	225,659	223,535
(f) Value-added tax rebates, net of non-current portion of $116,000	14,135	26,841
	$ 503,016	$ 408,574

4. **Equipment**

			Net Book Value	
	Cost	Accumulated Depreciation	January 31, 2002	October 31, 2001
Office	$ 28,033	$ 19,598	$ 8,435	$ 12,272
Vehicle	68,769	35,399	33,370	43,554
	$ 96,802	$ 54,997	$ 41,805	$ 55,826

As at October 31, 2001 the aggregate original cost of office and vehicle equipment was $96,802.

(Stated in Canadian dollars)

5. Mineral property interests

Mineral Property		January 31, 2002		October 31, 2001
Plateau Resources (Pty) Ltd. - Platreef Property, South Africa				
Balance, beginning of the period	$	4,200,000	$	-
Incurred during the period		-		4,200,000
Balance, end of the period		4,200,000		4,200,000
La Dicha, Mexico		1		1
	$	4,200,001	$	4,200,001

See Consolidated Statements of Exploration Expenses.

The Company's mineral property interests are as follows:

(a) Plateau Resources (Pty) Ltd. - Platreef Property, Bushveld Complex, South Africa

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Pty) Ltd. ("Plateau"), which holds the Platreef platinum group mineral (PGM) properties located on the Bushveld Complex in South Africa.

Under the share purchase agreement Anooraq was to acquire a 70% interest in Plateau by investing $10,000,000 for exploration of the properties over a four-year period. In the event Anooraq elected to acquire the full 100% interest in Plateau, a second stage transaction would provide that Anooraq would then acquire the remaining 30% interest by purchasing it from Pinnacle in consideration of issuing common shares of Anooraq such that Pinnacle would hold 30% of Anooraq's outstanding share capital after the transaction, subject to certain adjustments.

The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc. ("Gladiator"), pursuant to which Anooraq would issue shares in stages to Gladiator as it proceeds with investments in Plateau. In addition, during fiscal year 2000, a 200,000 common share fee was paid to a related party for facilitating the settlement and acquisition. To October 31, 2001, 378,500 shares had been issued to Gladiator under this agreement.

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein farm located contiguous to the pre-existing Platreef properties. The option requires staged issuances of 500,000 common shares of the Company (141,667 shares issued to date) and aggregate cash payments of US$350,000 (US$11,750 paid) and Cdn$15,000 (paid).

(Stated in Canadian dollars)

5. **Mineral property interests** (continued)

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the 4 thousand outstanding common shares of Plateau that it did not own for consideration of the issue of 7.5 million of its common shares at an aggregate cost of $4.2 million. For a two-year period, these shares are subject to a monthly resale limit of $97,000 in aggregate market value, a right of first refusal in favour of the Company in respect to block sales of greater than 500,000 shares, and a call option which allows the Company to re-purchase up to 350,000 shares per calendar quarter at $0.50 per share to a maximum of 700,000 shares per calendar year. In connection with the acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4.5 million Anooraq warrants exercisable at $0.70 until August 28, 2003.

In July 2001, Plateau acquired the right to purchase a 100 percent interest in farms Hamburg (2,126 hectares) and Elandsfontein Portion 1 (428 hectares), located contiguous to the north end of the pre-existing Platreef properties. Consideration for the exploration rights to these farm, which are in affect for a five year term consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectares in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. ("African"), a private affiliate of Ivanhoe Capital Corporation, whereby African has the right to earn a 50% joint venture interest in Anooraq's 2,900 hectare Rietfontein farm ("Rietfontein"). Under the terms of this agreement, African must spend a minimum of Cdn$ 750,000 in each of the next two years to obtain the right to form a 50:50 joint venture with the Plateau on Rietfontein. As a further condition of the agreement, an African affiliate participated to the extent of $520,000 in the Company's August 2001 $3.1 million private placement equity financing. A finder's fee of 300,000 common shares is due and payable in relation to this joint venture transaction.

As of March 2002, African has expended approximately $125,000 in furtherance of exercising this option and $30,857 spent by Anooraq on behalf of African.

In January 2002, the Company required the Noord Holland farm (1,229 hectares) from the Department of Mines and Energy, bringing its total land package to more than 13,405 hectares.

(b) La Dicha Property, Mexico

During 1998, the Company acquired an option to purchase a 100% interest in the La Dicha property, located near Chilpancingo, Mexico, in consideration for total payments of US$500,000 (US$30,000 paid) and the issuance of 350,000 common shares of the Company in stages over four years. Subsequent to the date of the agreement and in contravention of its terms, the property vendor failed to maintain adequate title to five of the fourteen concessions and ownership of these concessions reverted to the Mexican government, which subsequently granted them to third parties pursuant to a public auction in the first quarter of the 1999 fiscal year. During 1999, the Company terminated all payments to the property vendor but its ownership interest in the remaining nine concessions is preserved under the terms of the original option agreement and is carried at a nominal value of $1.

(Stated in Canadian dollars)

6. **Share capital**

(a) The Company's authorized share capital consists of 100,000,000 common shares without par value.

Common shares issued and outstanding	Number of Shares	Amount
Balance, October 31, 1999	9,752,195	$ 5,285,107
Private placement at $0.85	3,774,718	(1)3,063,177
Shares issued for property assignment at $0.85	403,500	342,975
Share purchase options exercised at $0.84	238,000	199,920
Share purchase options exercised at $0.55	7,000	3,850
Share purchase options exercised at $0.38	7,000	2,660
Balance, October 31, 2000	14,182,413	8,897,689
Share purchase options exercised at $0.43	14,000	6,020
Share purchase options exercised at $0.50	2,000	1,000
Share purchase options exercised at $0.52	490,000	254,800
Warrants exercised at $0.85	82,000	69,700
Private placement at $0.65	4,797,800	(2)3,024,694
Shares issued for property acquisition at $0.56	7,500,000	4,200,000
Shares issued for property option at $0.75	141,667	106,250
Shares issued for property assignment at $0.85	175,000	148,750
Balance, October 31, 2001 and January 31, 2002	27,384,880	$ 16,708,903

(1) Net of issue costs of $145,334
(2) Net of issue costs of $93,876

(b) Under the terms of a Share Incentive Plan, which is subject to annual approval and amendment by the shareholders, the Company at January 31, 2002 has reserved up to 2,800,000 share options that are issueable to employees, consultants and directors at the discretion of the Board of Directors.

As at January 31, 2002, 1,421,000 share purchase options are outstanding, exercisable at prices ranging from $0.50 to $0.96 per share, as follows:

Number	Expiry Date	Option Price
50,000	February 17, 2002	$0.50 (1)
3,000	April 7, 2002	$0.96
67,000	December 6, 2002	$0.50
4,000	February 12, 2003	$0.56
25,000	March 9, 2003	$0.66
15,000	June 11, 2003	$0.62
75,000	September 11, 2003	$0.54
1,182,000	October 30, 2003	$0.60
1,421,000		

(1) Repriced to $0.50 from $1.50 on December 8, 2000

(Stated in Canadian dollars)

6. **Share capital** (continued)

Subsequent to the quarter ending January 31, 2002, 50,000 share purchase options exercisable at $0.50 expired unexercised, 4,000 share purchase options with an exercise price at $0.62 were cancelled and 100,000 share purchase option was granted to a consultant exercisable at $0.60 with an expiry date of November 21, 2003.

Option Continuity Schedule	Three months ended January 31, 2002			Year ended October 31, 2001		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Balance at beginning of year	1,619,000	$	0.59	1,493,000	$	0.83
Granted	25,000		0.60	1,398,000		0.59
Exercised / cancelled	(223,000)		0.60	(1,272,000)		0.63
Outstanding and exercisable at end of year	1,421,000	$	0.59	1,619,000	$	0.78
Contractual weighted average remaining life (years)			1.62			1.62

(c) On December 13, 2000, the Company extended the expiry date of 3,774,718 outstanding share purchase warrants and the 200,000 Agent's Options, exercisable at $0.85 per share, from December 21, 2000 to December 21, 2001. The exercise price remained unchanged. As at October 31, 2001, 82,000 warrants have been exercised, and the remaining 3,692,718 share purchase warrants are still outstanding. On December 7, 2001, the Company extended the expiry date of the remaining warrants for an additional year to December 21, 2002, with the exercise price unchanged at $0.85.

(d) On August 13, 2001, the Company completed a $3.1 million equity financing consisting of 4,797,800 units at a price of $0.65 per unit, of which 2,473,700 units were brokered. Each unit comprises one common share and one share purchase warrant exercisable to purchase an additional share at a price of $0.70 until August 3, 2002. A total of $93,876 in finders' fees were paid on a portion of this private placement.

(Stated in Canadian dollars)

6. Share capital (continued)

The continuity of share purchase warrants is as follows:

Expiry date	Exercise Price	Outstanding October 31, 2001	During the Period Issued	Exercised	Expired	Outstanding January 31, 2002
December 21, 2002 (note 6 (c))	$ 0.85	3,692,718	-	-	-	3,692,718
August 3, 2002 (note 6 (d))	$ 0.65	4,797,800	-	-	-	4,797,800
August 28, 2003 (note 5(a))	$ 0.70	4,500,000	-	-	-	4,500,000

Expiry date	Exercise Price	Outstanding October 31, 2000	During the Period Issued	Exercised	Expired	Outstanding October 31, 2001
December 21, 2001 (note 6 (c))	$ 0.85	3,774,718	-	82,000	-	3,692,718
August 3, 2002 (note 6 (d))	$ 0.65	-	4,797,800	-	-	4,797,800
August 28, 2003 (note 5(a))	$ 0.70	-	4,500,000	-	-	4,500,000

7. Related party transactions

	Three months ended January 31, 2002	2001
Services rendered by Hunter Dickinson Inc. (a)	$ 131,674	$ 196,320

	January 31, 2002	October 31, 2001
Balances receivable (payable)		
Hunter Dickinson Inc. (a)	$ 141,325	$ 54,716
Mainland Exploration Limited Partnership (c)	$ 225,659	$ 223,535
Amarc Resources Ltd. (d)	$ (42,057)	$ (42,057)
Farallon Resources Ltd. (d)	$ 52,439	$ 52,439

(a) Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to the Company on a full-cost recovery basis pursuant to an agreement dated December 31, 1996. The balances receivable (payable) to HDI have resulted from advances against future work or from HDI providing periodic short-term working capital advances to the Company. These balances are included within amounts receivable (note 3) or accounts payable and accrued liabilities on the consolidated balance sheets.

(Stated in Canadian dollars)

7. **Related party transactions** (continued)

(b) Mainland Exploration Limited Partnership ("Mainland") is a limited partnership that provides merger, acquisition, financing and other corporate services to the Company. Certain directors of the Company are also directors of Mainland's general partner. Mainland received 200,000 shares of the Company in exchange for the assignment to the Company of the October 1999 agreement to acquire Plateau Resources (Pty) Ltd. The Company had advanced Mainland $201,000 to October 31, 2000 and this amount, plus interest accrued at 1% compounded semi-annually, remains outstanding currently.

(c) Amarc Resources Ltd. and Farallon Resources Ltd. are public companies with certain directors in common with the Company. Balances with these companies are recorded within amounts receivable and have arisen primarily as a result of payments made in the normal course of business to common suppliers by one company on behalf of the other(s). These balances are non-interest bearing.

8. **Income taxes**

As at October 31, 2001, the Canadian parent company has the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered likely that these amounts will be utilized.

The following non-capital losses are available to reduce future taxable income:

Expiry Date		
2002	$	62,000
2003		205,000
2004		292,000
2005		70,000
2006		305,000
2007		218,000
2008		565,000
Total		1,717,000
Capital loss carried forward		122,000
Excess of aggregate tax cost of equipment over net book value		98,000
Total losses and excess equipment tax costs available	$	1,937,000

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an

issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
ANOORAQ RESOURCES CORPORATION			January 31, 2002	2002	04	01
ISSUER ADDRESS						
1020 – 800 WEST PENDER STREET						
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.		
VANCOUVER	BC	V6C 2V6	604-684-8092	604-684-6365		
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.		
BILL CAUGHILL		CONTROLLER		604-684-6365		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS				
billc@hdgold.com		www.hdgold.com				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	ROBERT G. HUNTER	2002	04	01
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	JEFFREY R. MASON	2002	04	01

ANOORAQ RESOURCES CORPORATION
QUARTERLY REPORT
JANUARY 31, 2002

SCHEDULE A: FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs: See Consolidated Schedule of Mineral Property Interests.

2. Related party transactions: See Schedule A note 7.

3. Summary of securities issued and options granted during the period:

   (a) Summary of securities (common shares) issued during the period: Nil

   (b) Summary of stock options granted during the period:

Name of Optionee/Type	Date of Grant	Number of Shares	Exercise Price ($)	Expiry Date
Consultant	November 20, 2001	25,000	0.60	October 30, 2003

4. Summary of securities as at the end of the period:

   (a) Authorized capital: 100,000,000 common shares without par value

   (b) Shares issued: 27,384,880 common shares without par value

   (c) Summary of options, warrants and convertible securities outstanding:

Type	Number Of Shares	Exercise Price ($)	Expiry Date
Options	50,000	$0.50	February 17, 2002
Options	3,000	$0.96	April 7, 2002
Options	67,000	$0.50	December 6, 2002
Options	4,000	$0.56	February 12, 2003
Options	25,000	$0.66	March 9, 2003
Options	15,000	$0.62	June 11, 2003
Options	75,000	$0.54	September 11, 2003
Options	1,182,000	$0.60	October 30, 2003
Warrants	3,692,718	$0.85	December 21, 2002
Warrants	4,797,800	$0.70	August 3, 2002
Warrants	4,500,000	$0.70	August 28, 2003

   Broker compensation options: See Schedule A note 6 (c).

   (d) Number of common shares held in escrow: Nil
   Number of common shares subject to pooling: Nil

5. List of directors:

David J. Copeland
Scott D. Cousens
David S. Jennings
Robert A. Dickinson
Glen R. Gamble
Robert A. Hildebrand
Robert G. Hunter
Jeffrey R. Mason
Ronald W. Thiessen

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Anooraq Resources Corporation is engaged in mineral exploration. The Company's principal interest is the Platreef Project, a platinum group metals ("PGM") property in South Africa. Anooraq owns 100% of the property through a wholly owned South African subsidiary Plateau Resources (Pty.) Ltd.

The Platreef property is located on the northern limb of the Bushveld Intrusive Complex, immediately adjacent to ground held by Anglo Platinum Corporation on which a large-scale open-pit PGM mine is in operation. The property consists of two parts, one lying immediately north of the Anglo property and the other adjacent to Anglo's southern boundary. Anooraq drilled thirty-five holes over a 4.5 kilometre extent of the Platreef horizon in the northern part of the property in 2000; all but one of these holes intersected PGM mineralization, and outlined three mineralized zones, with good grade and continuity. Two strong and extensive anomalies were outlined from a soil geochemical survey carried out in the southern part of the property.

In October 2001, Anooraq completed a formal agreement with African Minerals Ltd. ("African Minerals"), a private affiliate of Ivanhoe Capital Corporation, whereby African Minerals will have the right to earn a 50% joint venture interest in Anooraq's 2,900-hectare Rietfontein farm that comprises the southern part of its Platreef property. Under the terms of the Agreement, African Minerals must spend Cdn$750,000 in each of the next two years, and may do so sooner, to gain the right to form a 50:50 joint venture with Anooraq on Rietfontein. African Minerals controls the Turfspruit farm, adjacent to the southwest border of Rietfontein farm, and has drilled holes to within 16 metres of the Rietfontein boundary. The common boundary of the Turfspruit and Rietfontein farms straddles the margin of the northern limb of the Bushveld where Bushveld intrusive rocks cut older Transvaal metasedimentary rocks including banded ironstones and dolomites.

The two strong soil anomalies outlined by Anooraq in 2000 on the Rietfontein farm are thought to be related to PGM mineralization hosted by a series of satellitic pyroxenite bodies intruded along the Transvaal Sequence – granite contact or a pyroxenitic body that may be an offshoot of the Platreef horizon. African Minerals commenced drilling at Rietfontein in late November 2001, drilling its first hole into the northern portion of one of the soil anomalies. The hole encountered variably altered pyroxenite over its entire 426 m length. At March 2002, three holes had been completed and drilling continues. Assay results are pending. As of March 2002, African Minerals has incurred costs approximately $156,000 in furtherance of exercising the option on Rietfontein.

The Company obtained additional ground along the Platreef in the first quarter of fiscal 2002. In January, Anooraq acquired the Noord Holland farm (1,229 hectares) from the Department of Mines and Energy. Noord Holland is contiguous to the farms in the northern part of the Platreef property. Its acquisition brings the area of the overall land package to more than 13,405 hectares.

Market Trends

Market prices for platinum group metals declined from record levels reached in early 2001, due to efforts by consuming industries to substitute for PGM with other commodities and utilize PGM stocks on hand. The general erosion of global economic conditions in 2001 also contributed to the decreasing demand and prices. In late 2001 and early 2002, platinum prices have been at or slightly above US$400 per ounce and palladium prices at or above US$350 per ounce. As PGM have superior properties for use in autocatalysts and other new technologies, demand for the metals is forecast to be strong over the long term, and prices are expected to begin to rise again by 2003.

The gold price averaged about US$270/oz in 2001, slightly lower than the US$275/oz that had been projected by analysts for the year. Current forecasts are mixed, but an increasing number of analysts are suggesting the average gold price will be US$300 per ounce or more in 2002. Gold has shown strength in early 2002, and has already traded at over US$300 per ounce.

ANOORAQ RESOURCES CORPORATION
QUARTERLY REPORT
JANUARY 31, 2002

Financial Review

At January 31, 2002, Anooraq has a working capital position of $2.1 million compared to $2.4 million at the end of the 2001 fiscal year, and 27,384,880 issued and outstanding shares.

Results of Operations

During fiscal 2001, the Company changed its policy with respect to accounting for exploration costs. In 2000 and prior periods, acquisition and exploration costs were capitalized to mineral property interests. Under the new policy, exploration costs are to be expensed and the sum of these expenses is shown in the Statement of Consolidated Operations and Deficit. Information for the quarter ending January 31, 2001 in these statements has been restated to reflect the changes.

Interest income decreased from $15,705 in the first three months of fiscal 2001 to $7,941 in the current quarter reflecting lower interest rates and cash balances. Expenses in fiscal 2002 are $239,804, compared to $303,345 during the same period in 2001. The difference is a reduction of exploration expenditures from $185,096 in 2001 to $87,484 in 2002.

Expenditures on salaries and benefits during the three-month periods of 2001 and 2002 are about the same as normal administrative activities have continued. However, office and administration costs, associated with rent, computer, and other services have increased from $15,975 in 2001 to $57,466 in 2002. Conversely, legal accounting and audit costs have decreased from $23,224 in 2001 to $6,174.

Exploration expenditures in all categories, except for site activities and property fees and assessments, have decreased in 2002 from 2001. Site activities costs (2002 - $32,760; 2001 – $14,464) are mainly related to support of the field office in South Africa. Property fees assessments and other costs increased slightly (2002 - $11,032; 2001 - $7,940) as the Company's continued to acquire additional land holdings, increasing from 12,176 hectares at the end of 2001 to 13,405 in the first quarter of fiscal 2002.

Anooraq has spent $30,857 on behalf of African Minerals on programs related to the Rietfontein farm. This amount is recoverable and is shown as cost recovery on joint venture.

Exploration advances under exploration expenses is nil for the period ending January 31, 2002, as compared to $39,505 for the same period in the previous year and which was a draw down from exploration advances made prior to the period.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia is a private company with certain directors in common with Anooraq, which provides investor relations, geological, corporate development, administrative and management services to the Company on a cost recovery basis pursuant to an agreement dated December 31, 1996. In the first quarter of fiscal 2002, Anooraq incurred costs for services from HDI of $131,674, compared to $975,032 in the year ended October 31, 2001.

ANOORAQ RESOURCES CORPORATION

CORPORATE DIRECTORY

Officers

Robert G. Hunter
Co-Chairman

Robert A. Dickinson
Co-Chairman

Ronald W. Thiessen
President and Chief Executive Officer

Jeffrey R. Mason
Chief Financial Officer and Secretary

Directors

David J. Copeland
Scott. D. Cousens
Robert A. Dickinson
Glen R. Gamble
Robert A. Hildebrand
Robert G. Hunter
David S. Jennings
Jeffrey R. Mason
Ronald W. Thiessen

Corporate Office and Investor Services

Anooraq Resources Corporation
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 684-6365
Facsimile: (604) 684-8092
Toll Free: 1-800-667-2114
E-Mail: info@hdgold.com
Web site: www.hdgold.com

Attorneys

Lang Michener
Barristers and Solicitors
1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

Auditors

De Visser Gray
Chartered Accountants
401 – 905 West Pender Street
Vancouver, British Columbia
Canada V6C 1L6

Transfer Agent

Computershare Trust Company of Canada
4th Floor - 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Bank

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Listings

Canadian Venture Exchange – ARQ

Share Capitalization
(as at January 31, 2002)

Common Authorized	100,000,000
Issued	27,384,880